

July 20, 2012

Via E-Mail

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219

> **Re:** **Lighting Science Group Corporation**
> **Amendment No. 1 to Schedule TO-I filed July 16, 2012**
> **Schedule TO-I filed July 13, 2012**
> **File No. 005-42472**

Dear Mr. Samuel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that the exchange offer is for Series D Warrants that have exercise prices of $5.59 and $5.57 per share. Please provide your analysis as to how these warrants constitute a separate class for purposes of Rule 13e-4(f)(8)(i), in that you are not making the offer to all holders of all of your outstanding warrants.

Forward-Looking Statements, page 8

2. Please revise to omit the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the Private Securities Litigation Reform

Act of 1995 or its safe harbor provision in any future press releases or other communications relating to this offer.

The Exchange Offer, page 11

Eligible Warrants, page 11

3. We note that between March 3 and July 9, 2012, you issued 67,260,303 units which consisted of one share of Series D preferred stock and a Series D Warrant. Please revise to describe each issuance of these units or Series D warrants.

4. We note that as of July 10, 2012 there were 1,240,798 Series D Warrants; however, according to your latest Form 10-Q, there were 1,171,044 Series D Warrants. Please supplementally reconcile this inconsistency and revise your disclosure accordingly.

5. We note that on December 30, 2010, you entered into a Warrant Agreement with your transfer agent. Please supplementally advise us as to why the consent of the Series D warrant holders was not required to amend the terms of the warrants. In addition, please advise as to why the amendments to the terms of the Series D Warrants pursuant to the Warrant Agreement did not constitute a new security.

Purpose of the Exchange Offer, page 12

6. We note that the exchange offer will provide the remaining holders of Series D Warrants with an opportunity to exchange such warrants on "terms substantially similar to those offered to LSGC Holdings." Please revise to describe the material terms of the recent exchange offers with Philips and LSGC. Refer to Item 1005(e) of Regulation M-A.

Conditions of the Exchange Offer, page 13

7. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise conditions (a) and (b) which refer to "threatened" actions and actions that "restrict" the offer or your ability to accept warrants, bullet points 6 and 7 under (c), and condition (e), since it is not apparent that warrant holders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer.

8. Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is

triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

9. Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Exhibits

10. Please revise to file each form of Series D warrant agreement, the December 2010 Warrant Agreement, and the Series D Exchange Agreements with LSGC and Philips, or revise the exhibit index to indicate where they have been previously filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Greg R. Samuel, Esq.
Haynes and Boone, LLP
July 20, 2012
Page 4

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       /s/ Peggy Kim

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions